UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

China Techfaith Wireless Communication Technology Limited

(Name of issuer)

Ordinary Shares

(Title of class of securities)

G84383101

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G84383101	Page 2 of 10 Pages

(1)	Names of reporting persons Defu Dong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 254,695,000 ordinary shares
(7) Sole dispositive power 0
(8) Shared dispositive power 254,695,000 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 254,695,000 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 32.1%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. G84383101	Page 3 of 10 Pages

(1)	Names of reporting persons Oasis Land Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 171,195,000 ordinary shares
(7) Sole dispositive power 0
(8) Shared dispositive power 171,195,000 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 171,195,000 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 21.6%
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

CUSIP No. G84383101	Page 4 of 10 Pages

(1)	Names of reporting persons Dong’s Family Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 171,195,000 ordinary shares
(7) Sole dispositive power 0
(8) Shared dispositive power 171,195,000 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 171,195,000 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 21.6%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. G84383101	Page 5 of 10 Pages

(1)	Names of reporting persons HSBC International Trustee Limited (as trustee for Dong’s Family Trust and other trusts which ultimately own ordinary shares of the Issuer)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 254,715,655 ordinary shares
(7) Sole dispositive power 0
(8) Shared dispositive power 254,715,655 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 254,715,655 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 32.1%
(12)	Type of reporting person (see instructions) CO

Page 6 of 10 Pages

ITEM 1(a). NAME OF ISSUER:

China Techfaith Wireless Communication Technology Limited (the “Issuer”)

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3/F., M8 West, No.1 Jiu Xian Qiao East Road, Chao Yang District,

Beijing 100016,People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Defu Dong

Oasis Land Limited (the “Record Holder”)

Dong’s Family Trust (the “Trust”)

HSBC International Trustee Limited (the “Trustee”) (as trustee for the Trust and other trusts which ultimately own ordinary shares of the Issuer)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Defu Dong

3/F., M8 West, No.1 Jiu Xian Qiao East Road

Chao Yang District, Beijing 100016

People’s Republic of China

Oasis Land Limited

P.O. Box 916, Woodbourne Hall

Road Town, Tortola

British Virgin Islands

Dong’s Family Trust

Compass Point, 9 Bermudiana Road

Hamilton HM11

Bermuda

HSBC International Trustee Limited

Compass Point, 9 Bermudiana Road

Hamilton HM11

Bermuda

ITEM 2(c).	CITIZENSHIP:

Defu Dong is a PRC citizen. The place of organization of the Record Holder is British Virgin Islands. The Trust is established under the law of the Cayman Islands. The place of organization of HSBC International Trustee Limited is British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

Page 7 of 10 Pages

ITEM 2(e).	CUSIP NO.:

G84383101

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2011:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Amount beneficially	Percent of	Sole power to vote or direct	Shared power to vote or to direct	Sole power to dispose or to direct the	Shared power to dispose or to direct the
Reporting Person	owned:	class:	the vote:	the vote:	disposition of:	disposition of:
Defu Dong	254,695,000	32.1%	0	254,695,000	0	254,695,000
Oasis Land Limited	171,195,000	21.6%	0	171,195,000	0	171,195,000
Dong’s Family Trust	171,195,000	21.6%	0	171,195,000	0	171,195,000
HSBC International Trustee Limited (as trustee for Dong’s Family Trust and other trusts which ultimately own ordinary shares of the Issuer)	254,715,655	32.1%	0	254,715,655	0	254,715,655

The Record Holder is the record owner of 171,195,000 ordinary shares of the Issuer. Defu Dong is the sole director of the Record Holder. The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee. Mr. Dong, the Record Holder, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all ordinary shares beneficially owned by other members constituting such group. However, each of the Record Holder and the Trust disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 171,195,000 ordinary shares. Defu Dong disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 254,695,000 ordinary shares.

All shares are beneficially owned by the Trustee solely in its capacity as trustee of various trusts respectively. Apart from acting as trustee of the Trust, the Trustee also acts as the trustee of several other trusts which, together with the Trust, may be deemed to beneficially own a total of 254,715,655 ordinary shares of the Issuer. Accordingly, the Trustee, solely in its capacity as the trustee, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by all the trusts for which the Trustee acts as a trustee. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer. Each of the trusts and its wholly-owned subsidiary which is the record shareholder of the Issuer disclaim any beneficial ownership of ordinary shares of the Issuer beneficially owned by other trusts and record shareholders of the Issuer owned by such other trusts.

Mr. Dong is the sole director of both the Record Holder and Helio Glaze Limited and may be deemed to beneficially own all ordinary shares of the Issuer that are directly owned by both companies. However, each of these companies and its holding companies disclaim any beneficial ownership of ordinary shares of the Issuer directly owned by the other company.

Page 8 of 10 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION

Not applicable

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

Defu Dong	/s/ Defu Dong
Defu Dong

Oasis Land Limited	By:	/s/ Defu Dong
Name: Defu Dong
Title: Director

Dong’s Family Trust	For and on behalf of
HSBC International Trustee Limited, as trustee
for Dong’s Family Trust

	By:	/s/ Danny W. K. Tsui
/s/ Ketten W.C. Li
Name: Danny W. K. Tsui, Ketten W.C. Li
Title: Director, Assistant Manager

HSBC International Trustee Limited	For and on behalf of
HSBC International Trustee Limited

	By:	/s/ Danny W. K. Tsui
/s/ Ketten W.C. Li
Name: Danny W. K. Tsui, Ketten W.C. Li
Title: Director, Assistant Manager

Page 10 of 10 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement